UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

HCI Group, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

40416E103

(CUSIP Number)

Susanne V. Clark

Senior Managing Director and General Counsel

c/o Centerbridge Partners, L.P.

375 Park Avenue, 11th Floor

New York, New York 10152

(212) 672 – 5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 26, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 40416E103

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CB SNOWBIRD HOLDINGS, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7	SOLE VOTING POWER NONE
	8.	SHARED VOTING POWER 738,750
	9.	SOLE DISPOSITIVE POWER NONE
	10.	SHARED DISPOSITIVE POWER 738,750

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 738,750*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.47%**
14.	TYPE OF REPORTING PERSON (see instructions) PN

*

Reflects 750,000 shares of common stock, no par value per share (the “Common Stock”) of HCI Group, Inc. (the “Issuer”) issuable upon the conversion of the warrants (the “Warrants”) of the Issuer reported herein acquired by CB Snowbird Holdings, L.P. (“CB Snowbird”), of which Warrants CB Snowbird has shared voting and dispositive power over 98.5% of such Warrants, or 738,750 Warrants.

**

The calculation is based on the 8,720,807 shares of Common Stock of the Issuer outstanding, which includes (i) per the Issuer, 7,982,057 shares of Common Stock of the Issuer outstanding as of October 29, 2020, based on the Issuer’s Quarterly Report on Form 10-Q, filed on November 6, 2020 and (ii) 738,750 shares of Common Stock of the Issuer issuable upon the conversion of the Warrants reported herein.

CUSIP No. 40416E103

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CENTERBRIDGE SPECIAL CREDIT PARTNERS III-FLEX, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7	SOLE VOTING POWER NONE
	8.	SHARED VOTING POWER 738,750
	9.	SOLE DISPOSITIVE POWER NONE
	10.	SHARED DISPOSITIVE POWER 738,750

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 738,750*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.47%**
14.	TYPE OF REPORTING PERSON (see instructions) PN

*

Reflects 750,000 shares of Common Stock of the Issuer issuable upon the conversion of the Warrants of the Issuer reported herein acquired by CB Snowbird, of which Warrants CB Snowbird has shared voting and dispositive power over 98.5% of such Warrants, or 738,750 Warrants.

**

The calculation is based on the 8,720,807 shares of Common Stock of the Issuer outstanding, which includes (i) per the Issuer, 7,982,057 shares of Common Stock of the Issuer outstanding as of October 29, 2020, based on the Issuer’s Quarterly Report on Form 10-Q, filed on November 6, 2020 and (ii) 738,750 shares of Common Stock of the Issuer issuable upon the conversion of the Warrants reported herein.

CUSIP No. 40416E103

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CENTERBRIDGE SPECIAL CREDIT PARTNERS GENERAL PARTNER III, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7	SOLE VOTING POWER NONE
	8.	SHARED VOTING POWER 738,750
	9.	SOLE DISPOSITIVE POWER NONE
	10.	SHARED DISPOSITIVE POWER 738,750

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 738,750*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.47%**
14.	TYPE OF REPORTING PERSON (see instructions) PN

*

Reflects 750,000 shares of Common Stock of the Issuer issuable upon the conversion of the Warrants of the Issuer reported herein acquired by CB Snowbird, of which Warrants CB Snowbird has shared voting and dispositive power over 98.5% of such Warrants, or 738,750 Warrants.

**

The calculation is based on the 8,720,807 shares of Common Stock of the Issuer outstanding, which includes (i) per the Issuer, 7,982,057 shares of Common Stock of the Issuer outstanding as of October 29, 2020, based on the Issuer’s Quarterly Report on Form 10-Q, filed on November 6, 2020 and (ii) 738,750 shares of Common Stock of the Issuer issuable upon the conversion of the Warrants reported herein.

CUSIP No. 40416E103

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CSCP III CAYMAN GP LTD.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

Number of Shares Beneficially Owned by Each Reporting Person With	7	SOLE VOTING POWER NONE
	8.	SHARED VOTING POWER 738,750
	9.	SOLE DISPOSITIVE POWER NONE
	10.	SHARED DISPOSITIVE POWER 738,750

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 738,750*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.47%**
14.	TYPE OF REPORTING PERSON (see instructions) OO

*

Reflects 750,000 shares of Common Stock of the Issuer issuable upon the conversion of the Warrants of the Issuer reported herein acquired by CB Snowbird, of which Warrants CB Snowbird has shared voting and dispositive power over 98.5% of such Warrants, or 738,750 Warrants.

**

The calculation is based on the 8,720,807 shares of Common Stock of the Issuer outstanding, which includes (i) per the Issuer, 7,982,057 shares of Common Stock of the Issuer outstanding as of October 29, 2020, based on the Issuer’s Quarterly Report on Form 10-Q, filed on November 6, 2020 and (ii) 738,750 shares of Common Stock of the Issuer issuable upon the conversion of the Warrants reported herein.

CUSIP No. 40416E103

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JEFFREY H. ARONSON
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES

Number of Shares Beneficially Owned by Each Reporting Person With	7	SOLE VOTING POWER NONE
	8.	SHARED VOTING POWER 738,750
	9.	SOLE DISPOSITIVE POWER NONE
	10.	SHARED DISPOSITIVE POWER 738,750

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 738,750*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.47%**
14.	TYPE OF REPORTING PERSON (see instructions) IN

*

Reflects 750,000 shares of Common Stock of the Issuer issuable upon the conversion of the Warrants of the Issuer reported herein acquired by CB Snowbird, of which Warrants CB Snowbird has shared voting and dispositive power over 98.5% of such Warrants, or 738,750 Warrants.

**

The calculation is based on the 8,720,807 shares of Common Stock of the Issuer outstanding, which includes (i) per the Issuer, 7,982,057 shares of Common Stock of the Issuer outstanding as of October 29, 2020, based on the Issuer’s Quarterly Report on Form 10-Q, filed on November 6, 2020 and (ii) 738,750 shares of Common Stock of the Issuer issuable upon the conversion of the Warrants reported herein.

Item 1. Security and Issuer.

This Schedule 13D (this “Schedule 13D”) relates to the shares of common stock, no par value (“Common Stock”), of HCI Group, Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is 5300 West Cypress Street, Suite 100, Tampa, FL 33607.

Item 2. Identity and Background.

(a) This Schedule 13D is being filed jointly by:

1.	CB Snowbird Holdings, L.P., a Delaware limited partnership (“CB Snowbird”);

2.	Centerbridge Special Credit Partners III-Flex, L.P., a Delaware limited partnership (“Special Credit III-Flex”);

3.	Centerbridge Special Credit Partners General Partner III, L.P., a Delaware limited partnership (“General Partner III”);

4.	CSCP III Cayman GP Ltd., a Cayman Islands exempted company (“CSCP III”); and

5.	Jeffrey H. Aronson, a citizen of the United States (collectively, the “Reporting Persons”)

(b) The principal business address of each of the Reporting Persons is 375 Park Avenue, 11th Floor, New York, NY 10152.

(c) Other than Mr. Aronson, the Reporting Persons are private investment funds (or their general partners) principally engaged in the business of making investments in financial instruments. Mr. Aronson is the Managing Principal of Centerbridge Partners, L.P. and the director of CSCP III.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of CB Snowbird, Special Credit III-Flex and General Partner III is a Delaware limited partnership. CSCP III is a Cayman Islands exempted company. Mr. Aronson is a citizen of the United States of America.

Item 3. Sources and Amount of Funds or Other Considerations.

The warrants reported herein, which warrants provide for the right to purchase up to 750,000 shares of Common Stock (the “Warrants”), were issued in connection with a financing transaction in which CB Snowbird purchased from TypTap Insurance Group, Inc. (“TTIG”), a Florida corporation and wholly owned subsidiary of the Issuer, an aggregate of $100 million in newly issued shares of Series A Preferred Stock of TTIG and related transactions (the “Financing”) described in Item 4 below. CB Snowbird has shared voting and dispositive power over 98.5% of the Warrants of the Issuer reported herein, or 738,750 Warrants. The Warrants became exercisable on February 26, 2021 for a combined price of $40.8 million and will expire on February 26, 2025 as described in the Common Stock Purchase Warrant (as defined below). The source of funds for the Financing described herein was the capital contributions of the partners of SC III-Flex and an independent transaction advisor.

Item 4. Purpose of Transaction.

On February 26, 2021, the Reporting Persons acquired the Warrants for investment in the ordinary course of business pursuant to that certain Common Stock Purchase Warrant, by and between the Issuer and CB Snowbird (the “Common Stock Purchase Warrant”) because they believed that the Warrants, when purchased, together with the preferred stock investment in TTIG pursuant to that certain Preferred Stock Purchase Agreement dated February 26, 2021, by and between the Issuer, TTIG and CB Snowbird (the “Purchase Agreement”), represented an attractive investment opportunity. Pursuant to the Common Stock Purchase Warrant, on February 26, 2021, the Warrants were issued to CB Snowbird, which Warrants are exercisable into 750,000 shares of Common Stock at an exercise price of $54.40 per share. The Warrants became exercisable on February 26, 2021 for a combined price of $40.8 million and will expire on February 26, 2025 as described in the Common Stock Purchase Warrant. The issuance of the Warrants by the Issuer was in connection with the Financing entered into with CB Snowbird pursuant to the terms of the Purchase Agreement.

The Purchase Agreement provides for the purchase by CB Snowbird, at a purchase price of $10.00 per share, of 9,000,000 shares of TTIG Series A-1 Preferred Stock (the “TTIG Series A-1 Preferred”) and 1,000,000 shares of TTIG Series A-2 Preferred Stock (the “TTIG Series A-2 Preferred”, and together with the TTIG Series A-1 Preferred, the “TTIG Series A Preferred”). The TTIG Series A-1 Preferred and TTIG Series A-2 Preferred generally have identical rights and preferences, except that the shares of TTIG Series A-2 Preferred are non-voting and are convertible into shares of TTIG nonvoting common stock, while the TTIG Series A-1 Preferred shares have voting rights. The TTIG Series A-1 Preferred represent approximately 9.9% of the voting securities of TTIG as of February 26, 2021 (after giving effect to certain grants of restricted shares made in connection with the Financing), and the TTIG Series A-2 Preferred will automatically convert into an equal number of shares of TTIG Series A-1 Preferred upon the occurrence of specified regulatory conditions, as described below. The Purchase Agreement contains customary representations, warranties and covenants. Approximately $22 million of the proceeds from the Financing were used to repay indebtedness owed by TTIG to the Issuer.

In connection with the Financing, on February 26, 2021, the Issuer and CB Snowbird entered into a Parent Guaranty Agreement (the “Parent Guaranty Agreement”) pursuant to which the Company agreed to guarantee TTIG’s cash payment obligations under TTIG’s Amended and Restated Articles of Incorporation (the “TTIG Articles”) setting forth, among other things, the rights and preferences of the TTIG Series A Preferred. In addition to other customary covenants and restrictions, the Issuer agreed to several affirmative and negative covenants so long as the TTIG Series A Preferred are outstanding, as follows: (i) the Issuer will not make certain payments such as dividends, stock redemptions or stock repurchases, other than ordinary cash dividends consistent with past practice plus increases thereof not to exceed 10% annually; (ii) the Issuer will not incur debt (including amounts that may become due under the TTIG Articles) that exceeds 60% of the Issuer’s market capitalization or, if higher, $350 million, and (iii) the Issuer and its subsidiaries (other than TTIG and its subsidiaries) will not incur secured debt or structurally senior unsecured debt in excess of 20% of the Issuer’s market capitalization (or $100 million, if higher) without granting CB Snowbird a security interest with respect to the obligations guaranteed under the Parent Guaranty Agreement and/or a guaranty by the entity incurring the structurally senior debt. The Issuer also agreed to restrictions on transactions with affiliates and agreed that it would not amend or refinance its currently outstanding 4.25% Convertible Senior Notes due 2037 in a transaction that would cause such notes to have a maturity date before April 30, 2025.

Concurrently with the Financing, TTIG and CB Snowbird entered into a Shareholders Agreement (the “TTIG Shareholders Agreement”) setting forth certain rights and obligations of TTIG’s current shareholders, including but not limited to:

•

CB Snowbird is entitled to designate one director to serve on the Issuer’s board of directors and one director to serve on TTIG’s board of directors, in each case, for so long as CB Snowbird holds a specified minimum number of shares of TTIG;

•	if the Issuer, as the parent of TTIG, has a liquidity event, such as a sale, merger or bankruptcy, the Issuer has agreed to redeem CB Snowbird’s shares in TTIG if TTIG has not done so; and

•

certain registration rights with respect to the shares of Common Stock issuable upon the exercise of the Warrants and the shares of TTIG common stock issuable upon the conversion of the TTIG Series A Preferred under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, and applicable state securities laws.

The above summary of the Warrants, the TTIG Articles, the Common Stock Purchase Warrant, the Parent Guaranty Agreement, the Purchase Agreement and the TTIG Shareholders Agreement does not purport to be complete and is qualified in its entirety by reference to the text of the Warrants, the TTIG Articles, the Common Stock Purchase Warrant, the Parent Guaranty Agreement, the Purchase Agreement and the TTIG Shareholders Agreement, a copy of each of which was filed by the Issuer on Form 8-K on March 1, 2021.

The Reporting Persons do not intend to take any of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D. Although the Reporting Persons do not currently have any specific plan or proposal to sell the Common Stock, except as described herein, the Reporting Persons, consistent with their investment purpose and subject to the agreements described in Item 6 below, at any time and from time to time may acquire additional securities of the Issuer or dispose of any or all of their securities of the Issuer, depending upon an ongoing evaluation of their investment in the Issuer, the price and availability of the Issuer’s securities, the Issuer’s business and the Issuer’s prospects, applicable legal restrictions, prevailing market conditions, other investment opportunities, tax considerations, liquidity requirements of the Reporting Persons and/or other investment considerations.

Item 5. Interest in Securities of the Issuer.

(a) As described in Item 4, as of the close of business on February 26, 2021, the Reporting Persons may be deemed the beneficial owners of an aggregate of 738,750 shares of Common Stock issuable upon the exercise of the Warrants, representing approximately 8.47% of the Common Stock (representing 98.5% of the 750,000 total Warrants acquired by CB Snowbird as part of the terms of the Financing).

The aggregate percentage of Common Stock beneficially owned by the Reporting Persons is based upon the 7,982,057 shares of Common Stock of the Issuer reported by the Issuer to be outstanding as of October 29, 2020, based on the Issuer’s Quarterly Report on Form 10-Q, filed on November 6, 2020.

(b) CB Snowbird has the power to dispose of and the power to vote 738,750 (or 98.5% of 750,000) shares of Common Stock which are reported in this Schedule 13D pursuant to the Warrants of the Issuer that were acquired by CB Snowbird and are beneficially owned by it, which powers may also be exercised by its general partner, CSCP III and Mr. Aronson, the director of CSCP III. Special Credit III-Flex is a limited partner of CB Snowbird owning 98.5% of CB Snowbird, and is controlled by its general partner, General Partner III, which is controlled by its general partner, CSCP III. By reason of the provisions of Rule 13d-3 of the Act, each Reporting Person may be deemed to beneficially own the Common Stock beneficially owned by CB Snowbird. However, none of the foregoing should be construed in and of itself as an admission by CB Snowbird, Special Credit III-Flex, General Partner III, CSCP III or Mr. Aronson as to beneficial ownership of the Common Stock owned by another Reporting Person. In addition, each of Special Credit III-Flex, General Partner III, CSCP III and Mr. Aronson expressly disclaims beneficial ownership of the Common Stock owned by CB Snowbird, except to the extent of any proportionate pecuniary interest therein.

(c) Other than as disclosed in Item 4, as of the date hereof, the Reporting Persons had not effected any transactions in the Common Stock during the past 60 days.

(d) No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On February 26, 2021, the Issuer entered into the Common Stock Purchase Warrant, the Parent Guaranty Agreement, the Purchase Agreement and the TTIG Shareholders Agreement and acquired the Warrants, a copy of each of which was filed by the Issuer on Form 8-K on March 1, 2021.

Other than the Common Stock Purchase Warrant and the TTIG Shareholders Agreement and the Joint Acquisition Statement attached as Exhibit 1 hereto, as of the date hereof, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer.

Item 7. Material to Be Filed as Exhibits.

Exhibit 1	Joint Acquisition Statement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Exhibit 99.1	Common Stock Purchase Warrant, dated February 26, 2021, issued by HCI Group, Inc. to CB Snowbird Holdings, L.P. (incorporated by reference to Exhibit 4.1 to Current Report on Form 8-K filed by the Issuer with the SEC on March 1, 2021).

Exhibit 99.2	Shareholders Agreement, dated February 26, 2021, among TypTap Insurance Group, Inc., CB Snowbird Holdings, L.P., HCI Group Inc., and the other shareholders party thereto (incorporated by reference to Exhibit 10.3 to Current Report on Form 8-K filed by the Issuer with the SEC on March 1, 2021).

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CB SNOWBIRD HOLDINGS, L.P.

By: CSCP III Cayman GP Ltd., its general partner

By:	/s/ Susanne V. Clark
Name: Susanne V. Clark
Title: Authorized Signatory

CENTERBRIDGE SPECIAL CREDIT PARTNERS III-FLEX, L.P.

By: Centerbridge Special Credit Partners General Partner III, L.P., its general partner
By: CSCP III Cayman GP Ltd., its general partner

By:	/s/ Susanne V. Clark
Name: Susanne V. Clark
Title: Authorized Signatory

CENTERBRIDGE SPECIAL CREDIT PARTNERS GENERAL PARTNER III, L.P.

By: CSCP III Cayman GP Ltd., its general partner

By:	/s/ Susanne V. Clark
Name: Susanne V. Clark
Title: Authorized Signatory

CSCP III CAYMAN GP LTD.

By:	/s/ Susanne V. Clark
Name: Susanne V. Clark
Title: Authorized Signatory

JEFFREY H. ARONSON

/s/ Jeffrey H. Aronson